[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 8, 2011

VIA EDGAR AND FEDEX

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duke Energy Corporation

Registration Statement on Form S-4

Filed on March 17, 2011

File No. 333-172899

Dear Mr. Owings:

On behalf of Duke Energy Corporation (“Duke Energy”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated April 4, 2011, with respect to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”). We have also included in this letter, where applicable, responses forwarded to us by counsel to, and/or representatives of, Progress Energy, Inc. (“Progress Energy”) regarding the Staff’s comments relating to Progress Energy.

With this letter, Duke Energy is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Supplementally, Duke Energy is delivering to Charles Lee of the Division of Corporation Finance five copies of Amendment No. 1,

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

marked to show the changes since the filing of the Registration Statement on March 17, 2011. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

General

1.	Please file counsels’ tax opinions as soon as practicable to allow us sufficient time to review such opinions. Please also confirm your understanding that, notwithstanding the delivery of counsel’s tax opinion regarding the qualification of the merger as a “reorganization” at the closing of the merger, counsel must also opine on such qualification in connection with the registration statement because such qualification is a material tax consequence of the merger.

Response: Duke Energy confirms its understanding that, notwithstanding the delivery of counsel’s tax opinion regarding the qualification of the merger as a “reorganization” at the closing of the merger, counsel must also opine on such qualification in connection with the effective Registration Statement. Furthermore, Duke Energy advises the Staff that, in connection with the effective Registration Statement, it expects each of Hunton & Williams LLP, counsel for Progress Energy, and Wachtell, Lipton, Rosen & Katz, counsel to Duke Energy, to deliver an opinion to Progress Energy and Duke Energy, respectively, to the effect that the merger will qualify as a “reorganization.” In response to the Staff’s comment, Duke Energy is filing with Amendment No. 1 the forms of the foregoing opinions as Exhibit 8.1 and Exhibit 8.2, and advises the Staff that it intends to file the foregoing opinions with the Registration Statement as exhibits to a subsequent amendment to the Registration Statement prior to effectiveness.

2.	For each instance in which you disclose the recommendation of your and Progress Energy’s board of directors, please also disclose with equal prominence the interests of such directors in the merger. You may include a cross-reference to the section of the prospectus that discusses such interests to make such disclosure.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure located in the notice to Duke Energy’s shareholders, the notice to Progress Energy’s shareholders and on pages 2, 3, 28, 36, 37, 38, 43, 58 and 78 to include cross-references to the discussion included in the prospectus under the headings “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger” and “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” as appropriate.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 9

3.	Because the qualification of the merger as a “reorganization” is a material tax consequence of the merger, counsel must opine on such qualification. Accordingly, please identify in this section the firms that are providing the tax opinions and disclose that counsel will deliver an opinion in connection with the registration statement that the merger qualifies as a “reorganization.” Because the tax opinions must express a firm conclusion on each material tax consequence, please also delete the language in the first sentence “[a]ssuming the merger qualifies as a reorganization…as Duke Energy and Progress Energy anticipate.”

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 9 to disclose that, in connection with the effective Registration Statement, each of Hunton & Williams LLP, counsel for Progress Energy, and Wachtell, Lipton, Rosen & Katz, counsel to Duke Energy, will deliver an opinion to Progress Energy and Duke Energy, respectively, to the effect that the merger will qualify as a “reorganization” and to revise the language in the first sentence.

The Merger, page 44

Background of the Merger, page 44

4.	We note the statement in the seventh paragraph that you had identified Progress Energy as a potential combination candidate in connection with your regular review of potential merger candidates. Please disclose how such identification was made, including whether any formal or informal discussions had taken place between your officers or authorized representatives and Progress Energy’s officers or authorized representatives.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 45 to indicate how Duke Energy identified Progress Energy as a potential combination candidate and to note that “no formal or informal communications between the companies’ officers or authorized representatives regarding a potential business combination occurred until late May 2010 . . . .”

5.	Please disclose the exchange ratio that was proposed by Mr. Rogers during the December 30, 2010 phone call with Mr. Johnson, which such ratio would have represented approximately a 5% premium for Progress Energy’s shareholders.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 54 to clarify that Mr. Rogers did not indicate a specific exchange ratio in this telephonic conversation with Mr. Johnson on December 30, 2010.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

6.	We note the disclosure that at a June 14, 2010 meeting, the parties at such meeting agreed that it would be difficult to structure a transaction that would be advantageous to the Progress Energy shareholders and the shareholders of Company B. Please describe why the parties determined it would be difficult to structure such a transaction.

Response: In response to the Staff’s comment, Progress Energy has revised the disclosure on page 46.

7.	Please explain why Progress Energy’s board authorized Mr. Johnson to inform the chief executive officer of Company A that Progress Energy was not interested in pursuing a potential combination at that time, but would review strategic alternatives again in September.

Response: In response to the Staff’s comment, Progress Energy has revised the disclosure on page 47.

8.	Please explain in greater detail why the Progress Energy board concluded during its September 16 and 17, 2010 annual strategic planning meeting that the potential combination with Duke Energy continued to be more attractive than a possible combination with Company A.

Response: In response to the Staff’s comment, Progress Energy has revised the disclosure on page 49.

9.	Please clarify how Mr. Rogers determined the 2.6125 exchange ratio that he recommended to your board of directors.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 56.

10.	Please disclose why you did not pursue a potential transaction with Company A based on Company A’s January 7, 2011 letter.

Response: In response to the Staff’s comment, Duke Energy has supplemented the disclosure on page 56 to include a discussion of the factors that the Duke Energy board of directors considered in deciding not to pursue a potential transaction with Company A based on Company A’s January 7, 2011 letter.

11.	Please clarify whether Company A’s proposed consideration of a 12%-15% premium for Progress Energy represented a higher consideration than the 2.6125 exchange ratio offered by you.

Response: In response to the Staff’s comment, Progress Energy has supplemented the disclosure on page 57.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

Opinions of Financial Advisors to Duke Energy, page 63

12.	We note that the disclosure in this section regarding the material relationships between each of J.P. Morgan and BofA Merrill Lynch does not provide a quantitative description of the fees paid to each of J.P. Morgan Securities LLC and BofA Merrill Lynch and each of their respective affiliates by you and your affiliates. Please revise to provide such disclosures. See Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on pages 68 and 78 to include a quantitative description of the aggregate fees paid to each of J.P. Morgan Securities LLC and BofA Merrill Lynch and their respective affiliates by Duke Energy and its affiliates.

Opinions of Financial Advisors to Progress Energy, page 83

13.	We note that the disclosure in this section regarding the material relationships between each of Lazard and Barclays Capital Inc. does not provide a quantitative description of the fees paid to each of Lazard and Barclays Capital Inc. and each of their respective affiliates by Progress Energy and its affiliates. Please revise to provide such disclosures. See Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, Progress Energy has revised the disclosure on pages 86 and 105 to include a quantitative description of the aggregate fees paid to each of Lazard and Barclays Capital and their respective affiliates by Progress Energy and its affiliates.

Interests of Directors and Executive Officers in the Merger, page 104

Interests of Directors and Executive Officers of Progress Energy in the Merger, page 105

Management Change-in-Control Benefits, page 106

14.	We note that you disclose on page 108 the amounts that are potentially payable to Messrs. Mulhern, Lyash, Yates and McArthur under the Progress Energy CIC Plan. Please also disclose the amount payable under such plan to all of your executive officers, as a group. See Item 5(a)(1) of Schedule 14A.

Response: In response to the Staff’s comment, Progress Energy has supplemented the disclosure on page 109.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

Material U.S. Federal Income Tax Consequences of the Merger, page 112

15.	You may not assume that the merger qualifies as a “reorganization” because such qualification is a material tax consequence of the merger for which an opinion by counsel is required. Please revise the fifth paragraph, first sentence accordingly.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 113 to disclose that, in connection with the effective Registration Statement, each of Hunton & Williams LLP, counsel for Progress Energy, and Wachtell, Lipton, Rosen & Katz, counsel to Duke Energy, will deliver an opinion to Progress Energy and Duke Energy, respectively, to the effect that the merger will qualify as a “reorganization” and to revise the language in the fifth paragraph, first sentence.

The Merger Agreement, page 121

16.	We note your cautionary statements in the second paragraph regarding investors’ reliance on the terms and conditions of the merger agreement, including the representations and warranties contained in such agreement. Please disclose in the filing that, notwithstanding such cautionary statements, you acknowledge that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading.

Response: In response to the Staff’s comment, Duke Energy has supplemented the disclosure on page 122 to make the acknowledgement requested by the Staff.

17.	Please revise the cautionary statements in the second paragraph to clearly explain the historical nature and context of the representations and warranties and to remove any implication that investors cannot rely on them.

Response: In response to the Staff’s comment, Duke Energy has revised the cautionary statements on page 122 to clearly explain the historical nature and context of the representations and warranties and to remove any implication that investors cannot rely on them.

Annex B, page B-3

18.	Please delete the language in the last paragraph stating that “[the] opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever … [or] be disclosed publicly in any manner.” These statements imply a limitation on reliance by shareholders and, therefore, are inappropriate.

Response: In response to the Staff’s comment, J.P. Morgan Securities LLC has revised the text on pages B-2 to B-3.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 8, 2011

Item 22. Undertakings, page II-4

19.	Please revise the reference to “paragraph (5)” in the first sentence of the eighth undertaking to refer to the seventh undertaking.

Response: In response to the Staff’s comment, Duke Energy has revised the reference to “paragraph (5)” in the first sentence of the eighth undertaking on page II-5 to refer to “paragraph (7).”

Exhibit 5.1

20.	Please disclose in the first paragraph the number of shares covered by counsel’s opinion.

Response: In response to the Staff’s comment, Wachtell, Lipton, Rosen & Katz has revised the first paragraph of its form of opinion to note that the opinion will cover up to 264,000,000 shares of Duke Energy common stock.

21. Please revise the reference to Exhibit 5.01 in the last paragraph to state Exhibit 5.1.

Response: In response to the Staff’s comment, Wachtell, Lipton, Rosen & Katz has revised the reference to “Exhibit 5.01” in the last paragraph of the form of opinion to state “Exhibit 5.1.”

*        *        *        *        *         *

If you have any questions, please do not hesitate to contact me at (212) 403-1221 (telephone) or (212) 403-2221 (fax), or my colleague, Gordon S. Moodie, at (212) 403-1180 (telephone) or (212) 403-2180 (fax).

Sincerely,

/s/ Steven A. Rosenblum

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

cc:	Marc E. Manly, Duke Energy Corporation

John R. McArthur, Progress Energy, Inc.

Timothy S. Goettel, Hunton & Williams LLP